Exhibit 99.1

MindMed Receives FDA Type C Meeting Response for Project Lucy Phase 2b Clinical Trial

MindMed Finalizes Clinical Development Approach for LSD Targeting Generalized Anxiety Disorder as Initial Indication

New York, NY - May 17, 2021 - MindMed (NASDAQ: MNMD, NEO: MMED, DE: MMQ), a leading clinical stage psychedelic medicine company, announces receipt of Type C Meeting Responses from FDA leading to the finalization of the Company’s clinical development approach for Project Lucy by selecting Generalized Anxiety Disorder as an initial indication. MindMed is on target to formally submit its Investigational New Drug (IND) application for Project Lucy in Q3 2021 and expects to launch its Phase 2b clinical trial shortly thereafter in Q4 2021.

As an extension of the positive pre-IND meeting held with the FDA in December 2020, MindMed sought further agreement from the FDA on the Company’s clinical approach for the development of LSD in the treatment of anxiety disorders. In line with positive FDA feedback, MindMed will pursue the treatment of Generalized Anxiety Disorder as its first indication. The clinical development program is scheduled to advance in late 2021 with the launch of Study MMED008, which is a Phase 2b dose-optimization study of LSD in approximately 200 patients diagnosed with Generalized Anxiety Disorder. This study, with clinical sites mainly in the United States, will assess improvements in anxiety symptoms following a single administration of LSD and will be the catalyst to select a final dose to be taken forward into Phase 3 pivotal clinical trials.

“We are excited by the productive discussion with the FDA to date and by the finalization of MindMed’s clinical approach to advance LSD in the treatment of anxiety disorders, beginning with a Phase 2b clinical trial for Generalized Anxiety Disorder. This approach both provides a clear regulatory pathway to advance LSD to possible approval and leverages the vast experience of Dr. Liechti and our UHB collaborators, including the Phase 2 clinical trial studying LSD in patients with anxiety.” said Rob Barrow, Chief Development Officer of MindMed. “Further, the results of this Phase 2b dose optimization study we believe could significantly advance our scientific understanding of both the clinical effects of LSD and the underlying mechanisms of action that predict clinical response.”

Generalized Anxiety Disorder is a chronic, often debilitating mental health disorder that affects approximately 6% of US adults in their lifetimes. Symptoms of Generalized Anxiety Disorder include excessive anxiety and worry that persists for over six months, which can lead to significant impairments in social, occupational and other functioning, according to the National Institute of Mental Health (NIMH). While there is substantial diagnostic overlap between Generalized Anxiety Disorder, Major Depressive Disorder and other major mental health disorders, there has been very little innovation focused on the treatment of Generalized Anxiety Disorder in the past several decades.

MindMed Chief Medical Officer Dr. Dan Karlin said: “Anxiety is a universal feature of the human experience. At times, we all anticipate potentially uncomfortable and unfortunate future events. Aversive anticipation is a central and and distressing feature of daily life for many. Worse still is the lurking awareness of our own mortality, and the existential dread that this knowledge can carry with it. Though depression syndromes, in particular Major Depressive Disorders, have been a major focus of drug development activity in recent decades, we see anxiety as being both core to the suffering of many diagnosed with depression, and a symptom that cuts across a number of other psychiatric disorders.”

At present, most anxiolytics are oriented toward suppression of the conscious experience of anxiety. Existing medications are taken in anticipation of one’s future anxiety, as a reaction to a contemporaneous sense of heightened anxiety, and in anxiety’s most acute manifestation, to avert panic attacks.

“In studying the treatment of Generalized Anxiety Disorder through Project Lucy, MindMed hopes to help patients address the underlying sources of their anxieties to produce meaningful, sustained improvement across all aspects of their lives,” said MindMed Chief Medical Officer Dr. Dan Karlin.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including Psilocybin, LSD, MDMA, DMT and an Ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release includes statements regarding the timing of the submission of the IND, the timing of the launch of the Phase 2b clinical trial, the ability to determine a final dose for a future Phase 3 clinical trial or that a future Phase 3 clinical trial will occur, that there is or will be a clear regulatory pathway to LSD approval, that the Company’s knowledge of the product or dosage will be advanced by the Phase 2b study, the ability of the Company to produce a product to address underlying sources of anxiety and improve the lives of those suffering from GAD and, if such a product is developed, that it will have the desired effects. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com